Exhibit 21.1

List of Subsidiaries of Legacy Education Inc.

Name	State/Country of Organization or Incorporation
Legacy Education, LLC	California
Legacy Education Pasadena, LLC	California
Advanced Health Services, LLC	California
Legacy Education Monterey, LLC	California